July 23, 2013

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Justin Dobbie

Re:	Valor Gold Corp.
Form S-1 SEC File Number:  333-182940
Form R-W Application for Withdrawal of Registration Statement on Form S-1

Mr. Dobbie:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Valor Gold Corp., a Delaware corporation (the “Company”), hereby respectfully requests withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-182940), that was filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2012 and as amended on April 26, 2013, together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement as it does not intend to move forward with the contemplated offerings at this time.  The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact Harvey Kesner, Esq., securities counsel to the Company, at 212-930-9700.

Very truly yours,

Valor Gold Corp.

By:   /s/ David Rector
Name:  David Rector
Title:  Chief Executive Officer